6711 MISSISSAUGA ROAD, SUITE 404 MISSISSAUGA, ONTARIO, CANADA L5N 2W3 PHONE: (905) 858-1368 FAX: (905) 858-1399 www.med-emerg.com

October 31, 2005

Ms. Keira Ino
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ms. Ino:

In response to the comments and questions posed by Mr. Jim Rosenberg, Senior Assistant Chief Accountant, in his letter of October 12, 2005, we advise that we concur with the comments made, regarding disclosure of the “Elimination of Deficit”. We will amend our 10K filing, accordingly.

With respect to the timing of our resubmissions, we are currently preparing our 10Q filing for the period ended September 30, 2005. In that filing, we will ensure that all disclosure modifications that have been made pursuant to the SEC’s 10K review will be reflected in the filing.

As soon as the 10Q filing for September 30, 2005, is submitted we will make all necessary changes and modifications to the 2004 10K and the 10Q filings for the periods ended March 31, 2005 and June 30, 2005. We anticipate that all of these filings will be complete and filed by November 30, 2005.

If you have questions please contact the writer at your earliest convenience at (905) 288-1003 or bdanis@med-emerg.com.

Sincerely yours,

/s/William J. Danis
Chief Financial Officer